ACTION  PRODUCTS  INTERNATIONAL,  INC.



                              FINANCIAL  STATEMENTS


                  Years  Ended  December  31,  1997  and  1996

                                 C O N T E N T S
                                     _______



                                                            Page
                                                            Number


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS          F-1


FINANCIAL STATEMENTS

 Balance Sheet                                              F-2

 Statements of Operations                                   F-3

 Statements of Changes in Shareholders' Equity              F-4

 Statements of Cash Flows                                   F-5

 Notes to Financial Statements                              F-6

             REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS







Board  of  Directors
Action  Products  International,  Inc.
Ocala,  Florida



We have audited the accompanying balance sheet of Action Products International, Inc. as of December 31, 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Products International, Inc. as of December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






                            MOORE  STEPHENS  LOVELACE,  P.L.
                            Certified  Public  Accountants


Orlando,  Florida
January  29,  1998

                       ACTION PRODUCTS INTERNATIONAL, INC.

                                  BALANCE SHEET

                                December 31, 1997



                                     ASSETS


CURRENT ASSETS
 Cash and cash equivalents                             $  537,800
 Accounts receivable, net of an allowance
   for doubtful accounts of $25,500                       720,000
 Notes receivable                                         575,000
 Inventories, net                                       1,086,000
 Prepaid expenses and other assets                         58,600

                    TOTAL CURRENT ASSETS                2,977,400



PROPERTY, PLANT AND EQUIPMENT
 Land                                                      67,400
 Building and building improvements                       993,000
 Equipment                                                462,100
 Furniture and fixtures                                   119,600
                                                        1,642,100
 Less accumulated depreciation
   and amortization                                     (718,700)

       NET PROPERTY, PLANT AND EQUIPMENT                  923,400


NOTES RECEIVABLE                                        1,275,000

OTHER ASSETS                                              150,100




                             TOTAL ASSETS              $5,325,900



    The accompanying notes are an integral part of the financial statements.

                      LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES
 Accounts payable                                      $   97,700
 Accrued expenses                                         167,700
 Accrued payroll and related                               51,000
 Borrowings under line of credit                          591,800
 Deferred revenue                                          75,000
 Income tax payable                                        37,000

               TOTAL CURRENT LIABILITIES                1,020,200

NOTES PAYABLE TO SHAREHOLDERS                             600,000

DEFERRED INCOME TAXES                                     266,000

DEFERRED REVENUE                                          225,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Common stock - $.001 par value; 7,500,000
   shares authorized; 1,624,900 shares issued
   and outstanding                                          1,600
 Additional paid-in capital                             3,008,300
 Retained earnings                                        318,000
 Stock subscription receivable                          (113,200)

              TOTAL SHAREHOLDERS' EQUITY                3,214,700


   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $5,325,900

                       ACTION PRODUCTS INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS


                                              Years Ended December 31,
                                                   1997        1996

NET SALES                                       $5,864,300  $5,574,700
COST OF SALES                                    3,144,200   3,651,400

                                  GROSS PROFIT   2,720,100   1,923,300

OPERATING EXPENSES
 Selling                                         1,040,100     775,400
 General and administrative                      1,450,100   1,450,800
                                                 2,490,200   2,226,200

                 INCOME (LOSS) FROM OPERATIONS     229,900   (302,900)

OTHER INCOME (EXPENSE)
 Interest expense                                 (91,100)    (55,500)
 Gain on disposition of assets                     771,800        -
 Interest income                                    24,600      12,500
 Other income                                        3,400       7,000
                                                   708,700    (36,000)

                          INCOME (LOSS) BEFORE
                    PROVISION FOR INCOME TAXES     938,600   (338,900)

PROVISION (BENEFIT) FOR INCOME TAXES
 Current                                            37,000    (21,000)
 Deferred                                          266,000          -
                                                   303,000    (21,000)

                             NET INCOME (LOSS)  $  635,600  $(317,900)

INCOME (LOSS) PER SHARE
 Basic                                          $     0.40  $   (0.21)
 Diluted                                        $     0.25  $   (0.21)




    The accompanying notes are an integral part of the financial statements.

                       ACTION PRODUCTS INTERNATIONAL, INC.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY




                     COMMON STOCK  ADDITI  RETAINED   STOCK    TOTAL
                                   ONAL    EARNINGS
                        $.001  PAR PAID-   (ACCUMULAT SUBSCRI  SHAREHO
                     VALUE         IN      ED         PTION    LDERS'
                     SHARE  AMOUN  CAPITA  DEFICIT)   RECEIVA  EQUITY
                     S      T      L                  BLE


BALANCE - DECEMBER  1,499,900 $1,500 $2,829,200 $ 300    $(277,000) $2,554,000
31, 1995

COLLECTION OF STOCK  -        -      -          -        268,000    268,000
SUBCRIPTIONS

ISSUANCE OF  COMMON 50,000    -      75,000     -        (75,000)   -
SHARES  ON EXERCISE
OF OPTIONS

NET LOSS            -         -      -          (317,900) -        (317,900)

BALANCE - DECEMBER  1,549,900 $1,500 $2,904,200 ($317,600)($84,000)$2,504,100
31, 1996

COLLECTION OF STOCK -         -      -           -         75,000  75,000
SUBCRIPTIONS

ISSUANCE OF COMMON
SHARES ON
EXERCISE OF OPTIONS 75,000    100    104,100    -         (104,200) -

NET INCOME          -         -      -          635,600   -         635,600

BALANCE - DECEMBER  1,624,900 $1,600 $3,008,300 $318,000 ($113,200) $3,214,700
31, 1997


    The accompanying notes are an integral part of the financial statements.

                       ACTION PRODUCTS INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS


                                           Years Ended December 31,
                                                1997        1996

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                          $   635,600 $  (317,900)
 Adjustments to reconcile net
     income (loss) to net cash
     used in operating activities
   Depreciation                                 107,900      110,400
   Amortization                                 136,200       67,300
   Deferred income tax benefit                  266,000         -
   Provision for bad debts                         -          22,000
   Provision for Product development and
     market repositioning expense                  -         491,700
   (Gain) loss on disposal of fixed assets     (771,800)         600
 Changes in:
   Accounts receivable                         (224,000)      14,900
   Inventories                                 (616,600)     106,500
   Prepaid expenses and
     other current assets                        47,900     (360,300)
   Income taxes refundable                       21,000      (21,000)
   Other assets                                (128,600)    (511,000)
   Accounts payable                            (193,300)     (88,400)
   Accrued expenses                             (15,600)     112,400
   Income taxes payable                          37,000      (11,100)

      NET CASH USED IN OPERATING ACTIVITIES    (698,300)    (383,900)

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property, plant
   and equipment                                (68,800)    (196,100)
 Proceeds from sale of assets                   350,000         -

                      NET CASH PROVIDED BY
             (USED IN) INVESTING ACTIVITIES     281,200     (196,100)

CASH FLOWS FROM FINANCING ACTIVITIES
 Collection of stock
   subscriptions receivable                      75,000      268,000
 Net proceeds from borrowings
   under line of credit                         416,800      175,000

     NET CASH PROVIDED BY FINANCING ACTIVITIES   491,800     443,000

                NET INCREASE (DECREASE) IN
                  CASH AND CASH EQUIVALENTS      74,700     (137,000)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                          463,100      600,100


                  CASH AND CASH EQUIVALENTS
                           AT END OF PERIOD  $  537,800   $  463,100



    The accompanying notes are an integral part of the financial statements.

                       ACTION PRODUCTS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1997 and 1996



NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business

        Action Products International, Inc. (the Company) is engaged in the design, manufacture and sale of toys, books, and other educational and entertaining products. The Company also sells promotional products. The Company's products are wholesaled worldwide to educational and leisure industry retailers.

        Cash and Cash Equivalents

        For financial presentation purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

        Inventories

        Inventories, which consist of finished goods purchased for resale, are stated at lower of cost (determined by the first-in, first-out method) or market. The inventory valuation allowance at December 31, 1997 was approximately $400,000.

        Property, Plant and Equipment

        Property,  plant  and  equipment are stated at  cost.   Depreciation  is
        provided using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

         Building                                     40 Years
         Building improvements                    6 - 12 Years
         Furniture and fixtures                        5 Years
         Equipment                                 5 - 7 Years

        Revenue Recognition

        The Company recognizes revenue from the sale of its products when goods are shipped to customers.

        Deferred Revenue

        In December 1997, the Company entered into an agreement with the purchaser of certain of the Company's assets associated with its snack food product line (see Note 3). The agreement provides, among other things, for the Company to receive compensation of $250,000 in exchange for ceasing its activities related to the manufacture and sale of freeze-dried snack foods for a period of ten years. The agreement also provides for compensation of $50,000 in exchange for making certain information available to the purchaser during 1998. The Company recorded these amounts as deferred revenue at December 31, 1997 and will amortize them into income using the straight-line method over the ten-year term specified in the agreement.

        Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse (see Note 5).

        Net Income (Loss) Per Share

        During 1997, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) Earnings Per Share, which requires presentation of both basic and diluted earnings per share. Basic earnigs per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the sum of the weighted average number of common shares outstanding plus common stock equivalents arising out of stock options and convertible debt. Earnings per share information for all periods have been restated to conform to the requirements of SFAS 128.

        The   following  table  is  a  reconciliation  of  the  numerators   and
        denominators of the basic and diluted earnings per share computations for 1997:


                    For the Year
                    Ended December 31,
                    1997 Income          Shares      Per-Share
                    (Numerator)        (Denominator) Amount

Basic EPS
Net income           $  635,600        1,579,100     $0.40

Effect of Dilutive
Securities
Common Stock                             122,900
  Options
9% Convertible
  Notes Due
  to Related
  Parties            $  35,600         1,036,300


Diluted EPS

Net Income Plus
Assumed Conversions  $ 671,200        $2,738,300      0.25

Options to purchase 509,000 shares of common stock at $3.50 per share were outstanding during 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire through 2001, were still outstanding at the end of 1997.

        Common share equivalents were not considered in the earnings per share calculation for 1996 because their effect would have been anti-dilutive. As a result, both basic and diluted earnings per share for 1996 were calculated based on 1,524,900 weighted average common shares outstanding during the year.

        Use of Estimates

        The  preparation  of financial statements in conformity  with  generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Credit Risk and Fair Value of Financial Instruments

        Financial instruments which potentially subject the Company to concentrations of credit risk at December 31, 1997 include trade receivables, notes receivable, and approximately $103,000 of cash deposited in money market funds. Concentrations of credit risk with respect to trade receivables are limited, in the opinion of management, due to the Company's large number of customers and their geographic dispersion.

        The carrying values of cash and cash equivalents and the line of credit approximate their fair values. It is not practicable to estimate the fair value of the notes receivable due to the nature of the underlying collateral, or the notes payable to related parties due to the related party nature and the equity conversion features.

        Product Development and Market Repositioning Costs

        During 1996, to reposition itself in its market and enter new markets, the Company consolidated its array of products into distinct, proprietary lines. As a result, approximately $492,000 was charged to General and Administrative expense for previously deferred costs related to abandoned and substantially altered products, costs associated with the development of new products and changes to existing products.

NOTE 2 -  RELATED-PARTY BORROWINGS

        At December 31, 1997, the Company had long-term debt payable to shareholders, resulting primarily from working capital loans and the purchase of the Company's facility in prior years, as follows:

          Unsecured promissory notes payable to  related
          parties,  bearing interest at  9%  per  annum,
          monthly   payments  of  interest  only   until
          September 1, 2002, with 24 monthly payments of
          principal   and   interest  of   $27,400   due
          thereafter, convertible at any time  in  whole
          or in part at the lender's option after May 9,
          1995, into common shares of the Company at
          $0.579 per share                                      $600,000


        The Company has reserved, from its authorized but unused shares of common stock, 1,036,300 shares for use in the event the long-term debt is converted.

        Future  principal  maturities of long-term debt to related  parties  are approximately as follows: $93,000 in 2002; $295,000 in 2003: and $212,000 in 2004. Cash paid for interest on these related party notes payable during the years ended December 31, 1997 and 1996 was approximately $59,000 and $55,000, respectively.

        The Company had stock subscriptions receivable from related parties of approximately, $113,200 and $84,000 as of December 31, 1997 and 1996, respectively.


NOTE 3 -GAIN ON DISPOSITION OF ASSETS

        During 1997, the Company sold or otherwise disposed of certain assets, primarily associated with its snack food and silk screen product lines. The selling price of the assets sold was approximately $2,200,000 and was received in the form of $350,000 cash and $1,850,000 notes receivable (see Note 4). The aggregate net book value of assets sold or otherwise disposed was approximately $1,430,000, resulting in a gain of approximately $770,000.


NOTE 4 -NOTES RECEIVABLE

        In connection with the sale of certain assets during December 1997, the Company received notes aggregating $1,850,000. The notes bear interest at a rate approximating ten percent and provide for principal and interest payments of approximately $400,000 per year with the final payment due in March 2004. As collateral for the notes, the Company has obtained liens on certain real estate, mortgage receivables, life insurance policies and other assets of the purchaser.

        In January 1998, the purchaser sold a parcel of real estate that was pledged as collateral for the notes receivable. Accordingly, sale proceeds of $394,000 were remitted to the Company as a reduction in the principal amount of the notes receivable.


NOTE 5 -INCOME TAXES

        Significant components of the Company's deferred tax liabilities and assets at December 31, 1997 are approximately as follows:

     Deferred Tax Liabilities
          Depreciation                                 $  (25,000)
          Deferred income on installment sale            (356,000)
          Net deferred tax liabilities                   (381,000)
     Deferred Tax Assets
          Bad debt allowance                  $   8,000
          Inventory reserves                    122,000
          Alternative minimum tax
            credit carryforwards                 37,000
          Non-Compete agreement                  14,000
          Net operating loss carryforwards       24,000
          Gross deferred tax assets             205,000
          Valuation allowance                  (90,000)
          Net deferred tax assets                         115,000
     Net deferred taxes                                 $(266,000)

        During  1997,  the  deferred  tax  asset valuation  allowance  increased
        $23,000.

        The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

                                               1997       1996
       Federal provision (benefit) expected
          at statutory rates                $ 320,000  $(111,000)
       Surtax exemption                          -         4,000
       Alternative minimum tax, depreciation,
          non-deductible expenses, and
          other items                          63,000    (21,000)
       Tax effects of net operating loss      (80,000)   107,000

          Provision (benefit) for
          income taxes                     $  303,000  $ (21,000)

        The Company had no foreign operations subject to foreign income taxes.

        At December 31, 1997, net operating losses in the amount of $42,000 are available to carry forward to offset taxable income through the year
        2012. Income taxes paid in cash were approximately $10,000 and zero during the years ended December 31, 1997 and 1996, respectively.

NOTE 6 -EMPLOYEE STOCK OWNERSHIP AND OPTION PLANS

        The Company has an Employee Stock Ownership Plan (the ESOP), which covers substantially all employees. The ESOP provides, among other things, that contributions to the ESOP shall be determined by the Board of Directors prior to the end of each year and that the contributions may be paid in cash, Company stock or other property at any time within the limits prescribed by the Internal Revenue Code. At December 31, 1997, the ESOP held approximately 28,000 shares of the Company's common stock. No shares were contributed in 1997 or 1996.

        On May 28, 1996 the Company's Board of Directors adopted the "1996 Stock Option Plan" (the SOP). Under the SOP, the Company has reserved an aggregate of 900,000 shares of Common Stock for issuance pursuant to options. SOP Options are issuable at the discretion of the Board of
        Directors at exercise prices of not less than the fair market value of the underlying shares on the grant date. During 1997 and 1996, a total of 10,000 and 509,000 options, respectively, were issued under the SOP at a weighted average exercise price of approximately $3.50 per share.

        Stock  options  outstanding  at December 31,  1997  expire  as  follows:
        463,000 in 1999, 509,000 in 2001. In the event of a change in the Company's control, the options may not be callable by the Company. The following table summarizes the stock option activity for the years ended December 31, 1996 and 1997:

                                                    Shares Under
                                                       Option

         Outstanding at December 31, 1995             513,000
         Exercised during 1996                        (50,000)
         Granted during 1996                          509,000
         Outstanding at December 31, 1996             972,000
         Exercised during 1997                        (75,000)
         Called during 1997                           (10,000)
         Granted during 1997                           10,000
         Outstanding at December 31, 1997             897,000

        All stock options not granted under the SOP are exercisable at $1.38 per share.

        During 1996, 50,000 stock options were exercised, resulting in proceeds to the Company of $75,000, all of which was in the form of subscriptions receivable. Stock subscriptions receivable as of December 31, 1996 were $84,000 and were receivable from related parties.

        During 1997, 75,000 stock options were exercised, resulting in proceeds to the Company of $104,200, all of which was in the form of subscriptions receivable. Total subscriptions receivable as of December 31, 1997 were $113,200 and were receivable from related parties.

        Stock subscriptions receivable of $75,000 and $268,000 were collected in 1997 and 1996, respectively.

        The Financial Accounting Standards Board pronouncement FAS 123, "Accounting for Stock-Based Compensation," requires that the Company calculate the value of stock options at the date of grant using an option pricing model. The Company has elected the "pro-forma, disclosure only" option permitted under FAS 123, instead of recording a charge to operations, as shown below:

                                           1997     1996
         Net income (loss)   As reported  635,600  (317,900)
                             Pro forma    617,800  (635,500)

         Income (loss) per share        Primary
                             As reported     0.40     (0.21)
                             Pro forma       0.39     (0.42)
                          Fully diluted
                             As reported     0.25     (0.21)
                             Pro forma       0.24     (0.42)

        The Company's weighted-average assumptions used in the pricing model and resulting fair values were as follows:

                                           1997    1996
         Risk-free rate                    6.50%   6.50%
         Expected option life (in years)       5       5
         Expected stock price volatility    105%     45%
         Grant date value                  $1.78   $0.62


NOTE 7 -EMPLOYEE BENEFIT PLANS

        The Company has a 401(k) employee benefit plan, which covers substantially all employees. Under the terms of the 401(k) plan, the Company is to contribute an amount, as determined annually by the Company's Board of Directors, of the participants' voluntary contributions to the plan. The Company has charged approximately $17,700 and $15,500 in 1997 and 1996, respectively, to operations for its contributions to the plan.

NOTE 8 -CREDIT LINE

        The Company maintains a line of credit with a commercial bank under a revolving loan agreement, which matures May 1, 1998. The borrowing limit as of December 31, 1997 was $700,000. Borrowings are collateralized by all accounts receivable and inventories and interest is payable quarterly at one half of one percent over the commercial bank's prime rate (8.5% at December 31, 1997). The agreement provides that, among other things, the Company maintain a minimum working capital and net worth, a maximum debt to net worth ratio, and a 30 day resting requirement, all as defined in the agreement. The agreement also prohibits additional indebtedness in excess of $200,000 in aggregate. At December 31, 1997 the Company had $591,800 of borrowings under the line of credit. The Company has subsequently paid the line to zero and satisfied the 30-day resting requirement. Cash paid for interest on the line of credit during the years ended December 31, 1997 and 1996 was approximately $36,000 and zero, respectively.


NOTE 9 -INTERNATIONAL SALES

        Export sales amounted to approximately $194,000 and $325,000 in 1997 and 1996, respectively.